

September 28, 2010

Via U.S. mail and facsimile to +46 8 20 38 94

Per Âkerlind
Executive Director and Chief Financial Officer
Swedish Export Credit Corporation
Västra Trädgårdsgatan 11B
P.O. Box 16368
SE-103 27
Stockholm, Sweden

> **Re:** **Swedish Export Credit Corporation**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **File No. 001-08382**

Dear Mr. Âkerlind:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 4. Information on the Group and the Parent Company

B. Business Overview

b. Lending Operations – General, page 10

1. Please revise your disclosure in future filings to provide the information required by Item III.A of Industry Guide 3 for each of the last <u>five</u> years. Please segregate your total

credits to credit institutions and credits to the public balances by specific lending category, as outlined in Item III.A, for both those credits made both under the S-system and those made outside of the S-system. Please provide us with your proposed disclosure.

2. We note your disclosure on page F-64 that customers often require "large credits with long maturities and sometimes with risks that would be too large to be acceptable without risk-mitigating measures." In order to promote clear and transparent disclosure, please revise your disclosure in future filings to include a detailed narrative discussion of each of your loan types, including but not limited to a description of your customers/borrowers, underwriting policies and requirements, average loan-to-value ratios, average interest rates and whether the rates are typically fixed, variable or both, average loan term/maturity, and any other information you believe would be useful to readers of your financial statements. Please provide us with your proposed disclosure.

3. We also note your disclosure on page F-64 that states some of your credits are "granted to parties that have a lower credit quality and therefore higher risk than SEK wishes to be exposed to." We also note that lending done under the S-system is <u>not</u> guaranteed by the government and that you are responsible for credit losses. Please revise future filings to provide a thorough discussion of any subprime, Alt-A, negative amortizing or other high-risk lending, including credits which have been modified or would otherwise qualify as a troubled debt restructuring. Please also disclose how you compensate for the fact that lending under the S-system exposes your company to greater risk than you would normally accept under your traditional lending policies, and address the specific policies and measures you have in place regarding these types of higher-risk lending relationships. Please provide us with your proposed disclosure.

4. Please revise future filings to disclose whether any of your credits are collateral-dependent. If you do not have collateral-dependent credits, please disclose this fact. If you do have collateral-dependent credits, please disclose your policy related to the use of third-party appraisals and how you use those in your determination of the fair value of loans, including when and how often you obtain updated appraisals, whether any adjustments are made to the appraised values, and, in situations when an appraisal is not available, what other method you use to determine the fair value of the underlying collateral. Please provide us with your proposed disclosure.

Item 5. Operating and Financial Review and Prospects

g. Liquidity, Capital Resources and Funding, page 31

5. Please revise your disclosure in future filings to provide the information required by Item VII of Industry Guide 3 related to short-term borrowings for each of the last <u>three</u> years. Please provide us with your proposed disclosure.

6.   We note that your funding is obtained primarily through the international capital markets and that senior securities issued accounted for approximately 89.5% of your total liabilities. Given the significance of debt financing to your operations, please revise your future filings to include a more comprehensive footnote disclosure to your consolidated Financial Statements that provides information that is relevant to an understanding of your aggregate debt financing (refer to Rule 5-02.22 of Regulation S-X). In this regard, consider disclosing the following:

- Provide narrative disclosure that explains your various sources of financing, how such financing is obtained, and particularly for your structured financing products, the significant terms of such financing.
- Provide a table that presents the composition of your debt financing for each period presented. Consider providing this information by date of issuance, type of issuance, or at a minimum by structure of issuance.
- Provide information about the average and maximum amounts of debt financing outstanding during each period, as well as the corresponding interest rate information.
- Tell us if you have issued any structured financing products that are considered compound financial instruments; that is, those that required consideration of both liability and equity components. If so, provide an analysis of your accounting treatment and classification.

Item 15. Controls and Procedures, page 48

7.   We note your disclosures related to a material weakness in internal control over financial reporting (ICFR) identified as of December 31, 2008. We also note that you have implemented certain remediation procedures and controls during 2009 and, thus, conclude that you have only a significant deficiency in ICFR as of December 31, 2009. Please tell us in greater detail how you were able to conclude that a material weakness in ICFR still did not exist as of December 31, 2009, and refer to the specific regulatory guidance you used in reaching your conclusion. In addition, please tell us and revise future filings to disclose the specific remediation measures you implemented in 2009 and 2010, to date, and how those measures have improved your ICFR.

8.   PCAOB Auditing Standard 5, *An Audit of Internal Control Over Financial Reporting That is Integrated with An Audit of Financial Statements* and SEC Release 33-8829, *Definition of a Significant Deficiency*, define a significant deficiency as "a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting." Please revise your disclosures in future filings for consistency with this guidance.

Item 18. Financial Statements

Note 1. Significant Accounting Policies, page F-10

9. Please revise your future filings to disclose your accounting policy(s) for "other interest-bearing securities except credits" and "credits in the form of interest-bearing securities."

Note 1(e)(ix). Impairment of financial assets, page F-16

10. Please revise your disclosure in future filings, either here or in Item 4 in your General Lending section, to provide a more thorough discussion of your impairment for credit losses methodology. Please address your accounting policy related to both your specific (individual) impairment methodology and your general (collective) impairment methodology. Refer to paragraphs AG84 to AG92 of IAS 39 for guidance. Please provide us with your proposed disclosures.

11. Please revise your disclosure in future filings to disclose your accounting policy related to credit charge-offs and credit recoveries. Please provide us with your proposed disclosures.

Note 9. Impairment and Past-due Receivables, page F-31

12. We note the disclosure of your accounting policy related to impairment of financial assets on page F-16, as well as your disclosures here in this footnote related to credit impairments. However, it does not appear that you have provided all disclosures as required by Item IV of Industry Guide 3. Please revise your disclosure in future filings, either here or in Item 4 in your General Lending section, to provide the information required by Item IV of Industry Guide 3 for each of the last five years. Please provide us with your proposed disclosures.

13. Please revise your future filings, either here or in Note 1, to disclose your accounting policy for impaired and non-performing credits. In your disclosure, please specifically address how you account for the related interest when a credit is classified as impaired, past due or is otherwise non-performing. Refer to paragraph AG93 of IAS 39 for guidance. Please provide us with your proposed disclosures.

14. We note your disclosure regarding past-due receivables on pages F-31 and F-32. However, we were unable to locate disclosures related to non-accrual, non-performing, restructured (or modified), or other problem loans. Please revise your disclosure in future filings to provide the information required by Item III.C of Industry Guide 3 for each of the last five years. Please segregate this information into the appropriate loan categories, similar to format you chose to use to present information under Item III.A of Industry Guide 3. Please provide us with your proposed disclosure.

15. We note from your disclosure on page F-32 that you have zero (Skr 0) past due and doubtful credits as of December 31, 2009. However, we note that you do have impaired credits as that date. Please confirm that you had no credits with principal or interest more than 90-days past due as of December 31, 2009, and tell us how your past due credits relate to (or reconcile with) your impaired credits balance for each period presented.

Note 12. Credits and Liquidity, page F-34

16. Please revise your future filings, either here, in Item 4, or in a separate footnote, to disclose the information required by Item II of Industry Guide 3 for both your "other interest-bearing securities except credits" and "credits in the form of interest-bearing securities" balances. In an effort to provide greater transparency and granularity in your disclosure, please consider disaggregating these balances further into additional classes of financial instruments. In addition, please consider disclosing the underlying securities' credit ratings or issuer financial condition. Please provide us with your proposed disclosures.

17. We were unable to locate disclosure of the total unrealized gains and/or losses for either your interest-bearing securities. In the interest of transparency and consistent with the guidance in paragraph 31 of IFRS 7, please revise your future filings to provide disclosures that will enable a reader to more clearly assess the extent of your impairment risk exposure on your available-for-sale securities portfolio. For example, consider revising your disclosure to separately present gross unrealized losses and gross unrealized gains on investment securities. Please also consider classifying the gross unrealized losses by duration (e.g. less than 12 months and greater than 12 months) and/or by security type.

18. We note your disclosure here that, although you do not consider deposits with banks and states and cash to be a part of total credits, you record these amounts in the line items "credits to credit institutions" and "credits to the public" on the face of your balance sheet. We also note that you have zero (Skr 0) "cash in hand" reported in your balance sheet at both December 31, 2009 and 2008. Please tell us how recording deposits and assets that are immediately convertible into cash within your "credits" line items on the face of your financial statements complies with paragraph 54 of IAS 1.

Note 28. Financial Assets and Liabilities at Fair Value, page F-50

19. We note your disclosure here and on page F-13 regarding those financial assets and liabilities that have been designated as at fair value through profit or loss. For *each separate class* of financial asset or liability designated as at fair value through profit or loss, please revise your disclosure in future filings to explain how such instruments satisfied the conditions set forth in paragraph 9 of IAS 39 that permit such designation.

20.   We note your disclosures here as well as your disclosures on pages F-38 and F-39 related to the assets and liabilities in your fair value hierarchy. Please revise future filings to disclose your valuation methodologies for *each class* of financial instruments measured at fair value. Please clearly explain how you determined the appropriate level in the fair value hierarchy to categorize each of your financial instruments.

Note 34. Risk Report, page F-58

21.   We note from your disclosure that you rely significantly on guarantees to mitigate credit risk, especially where the borrower may have low creditworthiness. We also note from your disclosures in Note 30 that you have a number of guarantees with the Swedish government. Please revise your future filings to explain how you evaluate the financial capacity and wherewithal of your guarantors – *particularly non-Government guarantors* – when evaluating the strength of the guarantee. Please also address how you account for your guarantees, including whether you record any amounts in your financial statements and the accounting guidance you rely on in your analysis. Please provide us with your proposed disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:
   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3474 with any other questions.

                                                Sincerely,

                                                Sharon M. Blume
                                                Assistant Chief Accountant